AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
November 20, 2009

Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2009	2008
Assets
Current
Cash and cash equivalents (Note 2e)	$4,896,794	$6,171,793
Amounts receivable	48,120	51,821
Prepaid expenses	12,622	31,925
	4,957,536	6,255,539
Restricted cash (Note 11)	74,176	78,052
Investments (Note 4)	247,930	1,143,590
Property and equipment (Note 5)	1,761,432	1,523,917
Total Assets	$7,041,074	$9,001,098
Liabilities
Current
Accounts payable and accrued liabilities	$29,355	$107,723
Total Liabilities	29,355	107,723
Commitments and contingencies (Note 12)	-	-
Shareholders’ Equity
Share capital (Note 7)	23,690,325	23,690,325
Contributed surplus (Note 7)	408,772	192,137
Deficit	(17,335,307)	(12,618,105)
	6,763,790	11,264,357
Accumulated other comprehensive income (loss) (Note 8)	247,929	(2,370,982)
Total Shareholders’ Equity	7,011,719	8,893,375
Total Liabilities and Shareholders’ Equity	$7,041,074	$9,001,098

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)

Approved on behalf of the Board of Directors:

“Garth Johnson”	“Michael Hart”
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,		2009		2008

Expenses

General and administrative (Schedule)		$982,207		$1,340,283
Amortization		13,502		5,377
Directors & officers insurance		19,527		22,786
Foreign exchange		79,960		89,591
Interest income		(97,351)		(303,857)
Loss on disposal of investments		3,502,724		-
Stock option compensation		216,635		87,303
Write-off of oil and gas properties		-		9,952

Net loss for the year		(4,717,204)		(1,251,435)

Deficit, beginning of year		(12,618,105)		(11,366,670)

Deficit, end of year		$(17,335,309)		$(12,618,105)

Loss per share	$	(0.13)	$	(0.03)

Weighted-average number of common shares outstanding		36,595,225		36,553,855

See accompanying notes to the consolidated financial statements

Consolidated Statements of Comprehensive Loss
(Expressed in United States Dollars)

For the years ended July 31,	2009	2008

Net loss for the year	$(4,717,204)	$(1,251,435)
	(1,094,810)	(1,094,810)
Other comprehensive (loss) income during the year
Unrealized loss on investments	(24,793)	(2,370,982)
Reclassification of realized loss on investments	2,643,704	-

Comprehensive loss for the year	$(2,098,293)	$(3,622,417)

See accompanying notes to the consolidated financial statements

Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the years ended July 31,	2009	2008

General and Administrative Expenses

Accounting and audit	$35,322	$20,011
Consulting fees	166,801	17,731
Corporate relations and development	199,270	398,099
Directors fees	45,211	264,709
Filing, regulatory and transfer agency fees	83,004	103,755
Legal	21,833	26,159
Office, rent and miscellaneous	97,928	124,085
Printing	20,906	24,730
Reports	27,353	18,318
Travel, promotion and accommodation	71,842	156,377
Wages and benefits	212,737	186,309

	$982,207	$1,340,283

See accompanying notes to the consolidated financial statements

CConsolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2009		2008

Operating Activities
Net loss for the year	$(4,717,204)		$(1,251,435)
Items not affecting cash:
Amortization	13,502		5,377
Loss on disposal of investments	3,502,724		-
Stock option compensation	216,635		87,303
Write-off of general exploration	-		9,952
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	2,228		(33,514)
Accounts receivable	3,701		(7,723)
Prepaid expenses	19,305		(24,325)
Net cash used for operating activities	(959,109)		(1,214,365)

Financing Activities
Restricted cash	3,876		(18,224)
Common stock issued for cash	-		35,000
Net cash provided by financing activities	3,876		16,776

Investing Activities
Proceeds from sales of investments	11,847		-
Purchases of property and equipment	(331,613	)-	(1,130,338)
Net cash used for investing activities	(319,766)		(1,130,338)

Net decrease in cash and cash equivalents	(1,274,999)		(2,327,927)
Cash and cash equivalents - Beginning of year	6,171,793		8,499,720

Cash and cash equivalents - End of year	$4,896,794		$6,171,793
Supplemental cash flow information:
Interest received	$97,351		$315,197

Non-cash investing activities:
The Company incurred $12,367 in exploration expenditures which amounts were in accounts payable at July 31, 2009 (July 31, 2008 $92,963).

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2009 and 2008

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) is incorporated under the Business Corporations Act (British Columbia) and the Company’s operating strategy is now focused on its 100% interests in three lightly explored permits (PEP 38348, PEP 38349 and PEP 50940) that consist of 2,275,914 net acres of land located in New Zealand’s East Coast Basin.

The Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s business, results of operations and financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

b)	Financial Instruments

All financial assets, liabilities or non-financial derivatives are initially recognized on the balance sheet at fair value and must be classified as one of the following categories: held-for-trading; held to maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. Loans and receivables, held-to-maturity instruments and other financial liabilities are subsequently measured at amortized cost. Held-for-trading assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earning when derecognized or impaired.

The Company has classified cash and cash equivalents as held-for-trading, investments as available for sale and accounts receivables and accounts payable and accrued liabilities are classified as loans and receivables and other liabilities respectively.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Orient Petroleum (NZ) Limited, Eastern Petroleum (NZ) Limited, Orient Petroleum (PNG) Limited and DLJ Management Corp. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevents the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the equity or cost basis as circumstances warrant. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

d)	Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign- denominated amounts into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of twelve months or less, together with accrued interest thereon, which are readily convertible to known amounts of cash. At July 31, 2009 the Company held term deposits of $4,557,656 (2008: $5,775,955) bearing interest rates ranging from 0.15% to 2.9% (2008: 2.388% to 2.511%)

f)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration, development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre- development stage cost centre are recoverable and costs which are unlikely to be recovered are written-off. The Company’s current oil and gas interests are at a stage of exploration where an assessment of feasibility cannot yet be made.

Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves at a discount rate of 10% and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs with the forecast product pricing being a constant price utilizing the actual oil price posted at July 31, 2009 and discounted using a risk-free interest rate of 10%.

To the extent that the Company advances work on its unproven exploration permits, the costs incurred thereon continue to be deferred as assets. These amounts represent actual amounts incurred and are not intended to reflect the current or future fair values of these exploration permits. There can be no assurance at this time that these amounts are recoverable from either production revenue or the disposition of all or some of these interests, in which case they would be reclassified from assets to expenses of the Company.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost centre. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost center and amortized.

Building, furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 4% and 20%. Leasehold improvements are calculated over two years using the straight line method.

g)	Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

h)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based on the trading price of the Company’s shares on the TSX Venture Exchange on the measurement date. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

i)	Stock-based Compensation

The Company has a stock based compensation program for officers, directors, and employees.

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is created using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

j)	Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

k)	Asset retirement obligation

The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis. The current fair value of the ARO is recorded as a liability, with a corresponding adjustment in the carrying amount of the related asset. The capitalized amount is depleted on the unit- of-production method based on proven and probable reserves. The liability amount is accreted to its undiscounted value over time and is also subject to revision at future dates due to changes in the estimated discounted amount of the liability. Actual costs incurred upon the settlement of the ARO are charged against the liability. At July 31, 2009 the Company does not have any asset retirement obligations.

l)	Comprehensive income

Comprehensive income is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. The historical makeup of net income has not changed. Other comprehensive income includes gains or losses, which GAAP requires to be recognized in a period but which are excluded from net income for that period.

m)	Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount of the assets exceeds its estimated undiscounted net cash flow from use or its fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

n)	Newly adopted accounting policies

Effective August 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

i)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see note 10).

ii)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 10).

iii)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 9). Under this standard, the Company will be required to disclose the following:

Qualitative information about its objectives, policies and processes for managing capital;
Summary quantitative data about what it manages as capital;
Whether during the period it complied with any externally imposed capital requirements to which it is subject; and
When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

	iv)	Section 1400 – General Standards of Financial Statements Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (See Note 1).

NOTE 3 – FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business Combinations

In January 2009, the CICA issued section 1582, “Business Combinations,” which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent consideration is to be recognized at fair value at the acquisition date and will generally be measured at fair value through earnings each period until settled. Currently only contingent consideration that is resolved and payable is included in the cost to acquire the business. In addition, negative goodwill (bargain purchase gain) is required to be recognized immediately in earnings, unlike the current requirement to first reduce non-current assets in the purchase price allocation with any excess being recognized as an extraordinary gain. Section 1582 is effective January 1, 2011 with prospective application and early adoption permitted.

Consolidated Financial Statements

In January 2009, the CICA issued section 1601, “Consolidated Financial Statements” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting polices to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standards. Section 1601 is effective on January 1, 2011 with early adoption permitted. This standard is not anticipated to have a significant effect on the Company.

Non-controlling Interests

In January 2009 the CICA issued section 1602, “Non-controlling Interests” which will replace CICA section 1600, “Consolidated Financial Statements”. Minority interest is now referred to as non-controlling interest and is presented within equity. Under this new guidance, when there is a change in control there is a gain or loss recognized on the sale of the held interests whereas increases or decreases in a parent’s ownership interest while retaining control is a capital transaction. Section 1602 is effective on January 1, 2011 with early adoption permitted.

NOTE 4 - INVESTMENTS

At July 31, 2009, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

	July 31, 2009		Percentage		Percentage
	Number of	July 31, 2009	Of	July 31, 2008	Of
	Common	Market	Ownership	Carrying	Ownership
	Shares Held	Value	2009	Value	2008

AMG Oil Ltd.	826,431	$247,930	1.33%	$272,723	3.56%
Austral Pacific Energy	3,046,240	-	5.23%	870,867	5.23%
		$247,930		$1,143,590

As at July 31, 2009 and in accordance with CICA 3855, the Company’s investments are recorded at market value.

During the twelve months ending July 31, 2009, the Company sold 64,000 common shares of Austral Pacific Energy Ltd. for a loss of $60,473.

Austral Pacific Energy Ltd. trading has been suspended as a result of the company being in receivership and the Company has realized a loss on investment of $3,442,251 as trading in Austral Pacific is not expected to recommence.

NOTE 5 - PROPERTY AND EQUIPMENT

	Working	Net Book	Additions	Amortization	Net Book	Additions	Amortization	Net Book
	Interest	Value	During the	& Write-offs	Value	During the	& Write-offs	Value at
Oil and Gas	at July 31,	At July 31,	2008 Fiscal		At July 31,	2009 Fiscal		July 31, 2009
Properties	2008/2009	2007	Year		2008	Year

Unproved:
New Zealand:
PEP 38348	100%	$67,792	$593,710	$-	$661,502	$22,773	$-	$684,275
PEP 38349	100%	136,389	642,966	-	779,355	175,579	-	954,934
PEP 50940	100%	-	-	-	-	12,193		12,193
		204,181	1,236,676	-	1,440,857	210,545	-	1,651,402
Apartment &
Office
equipment		88,437	-	(5,377)	83,060	40,472	(13,502)	110,030
		88,437	-	(5,377)	83,060	40,472	(13,502)	110,030

Total		$292,618	$1,236,676	$(5,377)	$1,523,917	$251,017	$(13,502)	$1,761,432

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

Since being awarded the 100% interests in PEP 38348 and PEP 38349 on November 8, 2006, the Company has incurred $1,639,209 (2008: $1,440,857) in exploration costs on the permits. $1,440,857 of these costs relate primarily to acquiring approximately 50 kilometers of 2-D seismic and $198,352 relate primarily to wellsite construction and drilling costs for a stratigraphic well drilled on PEP 38349.

On April 3, 2009, the Company was awarded 100% interest in PEP 50940 in the onshore Gisborne area in the East Coast Basin of New Zealand for a period of five years under a Priority in Time allocation. The Company has incurred $12,193 in exploration costs in the permit primarily related to Geological and Geophysical work.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

During the 2009 fiscal year, DLJ Management Corp. (“DLJ”), a wholly-owned subsidiary of the Company, incurred $596,365(2008: $470,983) in general and administrative expenses. DLJ recovered $323,899 (2008: $268,538) of these costs from related companies TAG Oil Ltd. (“TAG”) and AMG Oil Ltd. (“AMG”), with the net cost to the Company being recorded on the Company’s Consolidated Statements of Operations and Deficit. During the 2009 fiscal year, these costs included office rent of CDN$36,250 (2008: $27,000) that was paid by DLJ to a private company owned by a Director of the Company. The Company recovered $19,500 of these costs, from TAG and AMG.

TAG is related to the Company through common directors and officers and AMG was related for a portion of the July 31, 2009 fiscal year through a common officer.

Consulting Agreements

On January 1, 2008, the Company entered into an agreement with the Company’s Chief Operating Officer to provide consultancy services to the Company for a term of one year with monthly compensation of $20,000. This agreement has since been extended for one more year. The Company and TAG also entered into an agreement in January 2008 that allows for TAG to utilize the Company’s Chief Operating Officer as a technical consultant on an ongoing basis by paying one half of the monthly compensation.

Pursuant to a consulting agreement dated January 1, 2009, the Company pays CDN$2,000 per month to the Company’s Chief Financial Officer.

Pursuant to consulting agreements dated April 1, 2009 and November 25, 2008, the Company pays a total of $84,000 per year to two former directors of the Company for consulting services. These agreements terminate on April 1, 2010 and November 25, 2009 respectively.

Pursuant to agreements dated November 25, 2008, January 1, 2009 and April 1 2009, the Company pays CDN $6,000 per year, to three independent directors.

NOTE 7 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number		Contributed
Issued and fully paid:	of Shares	Amount	Surplus

Balance at July 31, 2007	36,545,225	$23,655,325	$63,973
Warrants exercised	50,000	35,000	-
Royalty acquisition	-	-	40,861
Stock based compensation	-	-	87,303
Balance at July 31, 2008	36,595,225	23,690,325	192,137
Stock based compensation	-	-	216,635
Balance at July 31, 2009	36,595,225	$23,690,325	$408,772

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of Share	Weighted Average
	Purchase Warrants	Exercise Price
Balance at July 31, 2007	15,874,642	$0.82
Exercised	(50,000)	0.70
Expired during the year	(2,952,500)	1.35
Issued during the year	200,000	0.80
Balance at July 31, 2008	13,072,142	0.70
Expired during the year	(12,872,142)	0.70
Balance at July 31, 2009	200,000	$0.80

c)	Incentive Stock Options

The following is a continuity of outstanding incentive stock options:

	Number of	Weighted Average
	Options	Exercise Price
Balance at July 31, 2007	400,000	$0.85
Expired during the year	(200,000)	0.70
Granted during the year	1,860,000	0.57
Balance at July 31, 2008	2,060,000	0.58
Cancelled during the year	(250,000)	0.50
Granted during the year	112,500	0.70
Cancelled during the year	(62,500)	0.70
Cancelled during the year	(200,000)	1.00
Cancelled during the year	(75,000)	0.50
Cancelled during the year	(60,000)	0.64
Balance at July 31, 2009	1,525,000	$0.55

The following summarizes information about stock options that are outstanding at July 31, 2009:

Number	Price	Weighted Average	Expiry	Options
of Shares	per Share	Remaining Contractual Life	Date	Exercisable
1,225,000	$0.50	3.62	March 14, 2013	816,667
200,000	$0.80	3.90	June 26, 2013	133,333
50,000	$0.54	3.97	July 21, 2013	33,333
50,000	$0.70	4.00	August 1, 2013	33,333
1,525,000		3.68		1,016,666

During the year ended July 31, 2009, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 100% (July 31, 2008: 40%) and the risk free interest rate of 3.5% (July 31, 2008: 7%) to calculate option benefits at the dates of option grants. Stock option compensation recognized for the year ended July 31, 2009 was $216,635 (2008: $87,303).

Option prices models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value, and therefore, the exisiting models do not necessarily provide the reliable measure of the fair value of the Company’s stock options at the date of the grant.

Refer to Note 14

NOTE 8 – ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other
Comprehensive Loss
Balance at July 31, 2007	$-
Unrealized losses on investments	(2,370,982)
Balance at July 31, 2008	(2,370,982)
Reclassification of realized loss on investments	2,643,704
Unrealized loss on investments	(24,792)
Balance at July 31, 2009	$247,929

NOTE 9 – CAPITAL DISCLOSURES

The Company’s primary objective for managing its capital structure is to maintain financial capacity for the purpose of sustaining the future development of the business and maintaining investor, creditor and market confidence.

The Company considers its capital structure to include working capital, restricted cash and equipment. Management is continually monitoring changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas industry. In the event that adjustments to the capital structure are necessary, the Company may consider issuing additional equity, raising debt or revising its capital investment programs.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any currently contemplated. There have been no changes to the Company’s approach to capital management during the period.

NOTE 10 – FINANCIAL INSTRUMENTS

The nature of the Company’s operations expose the Company to credit risk, liquidity risk and market risk, and changes in foreign exchange rates and interest rates may have a material effect on cash flows, net income and comprehensive income.

This note provides information about the Company’s exposure to each of the above risks as well as the Company’s objectives, policies and processes for measuring and managing these risks.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and to monitor market conditions and the Company’s activities. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and policies.

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties do not fulfill their contractual obligations. The Company has assessed the risk of counterparties not fulfilling their contractual obligations as minimal.

Cash and cash equivalents consist of cash bank balances and short-term deposits maturing in twelve months and which are readily convertible to known amounts of cash. The Company’s short-term deposits are held with a Canadian chartered bank and are monitored to ensure a stable return. The Company’s short-term deposits currently consist of term deposits or chartered bank discount notes as it is not the Company’s policy to utilize complex, higher-risk investment vehicles.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure. The Company does not have an allowance for doubtful accounts as at July 31, 2009 and did not provide for any doubtful accounts nor was it required to write-off any receivables during the year ended July 31, 2009. As at July 31, 2009 there were no significant amounts past due or impaired.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its work commitments and other financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company’s liquidity is dependent upon its current working capital and ability to raise funds. To forecast and monitor liquidity the Company prepares operating and capital expenditure budgets which are monitored and updated as considered necessary. Expected future cash expenditure to satisfy work commitments combined with operating costs is less than the Company’s current working capital in hand of $4.93 million. Considering these circumstances the Company’s liquidity risk is assessed as low. As at July 31, 2009 the Company’s only financial liabilities are accounts payable and accrued liabilities of $29,355.

c) Market Risk

Market risk is the risk that changes in foreign exchange rates, commodity prices and interest rates will affect the Company’s cash flows, net income and comprehensive income. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company does not anticipate any market risk that will materially affect the Company’s cash flow and net income during the remainder of the 2009 fiscal year.

d) Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. Primarily all of the Company’s cash and cash equivalents are denominated in United States dollars and Canadian dollars, while operational and capital activities related to our properties are transacted primarily in New Zealand dollars with some administrative costs also being incurred in Canadian dollars.

The Company currently does not have significant exposure to other currencies and this is not expected to change in the foreseeable future as the work commitments on the Company’s oil and gas properties in New Zealand are expected to be carried out in New Zealand dollars.

e) Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities.

The Company did not have any producing properties during the year ended July 31, 2009. However, the Company does anticipate that changes in commodity prices may affect the economics of certain operations and lower commodity prices may, for the short-term, affect the value of the Company’s exploration properties.

f) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate fluctuations on its cash and cash equivalents which bear a floating rate of interest. The risk is not considered significant.

The Company did not have any interest rate swaps or financial contracts in place as at or during the year ended July 31, 2009. Variations in interest rates will not materially affect the Company.

g) Fair Value of Financial Instruments

The Company’s financial instruments as at July 31, 2009 included cash and cash equivalents, amounts receivable, investments and accounts payable and accrued liabilities. The fair value of the financial instruments with exception of the Company’s investments, approximate their carrying amounts due to their short terms to maturity. The fair value of the Company’s investments approximate their carrying value as they are recorded at market value at July 31, 2009.

The Company will assess at each reporting period whether financial assets, other than those classified as held-for-trading, are impaired. Any impairment loss will be included in net income for the period.

NOTE 11 – RESTRICTED CASH

The Company is required, in accordance with the Company’s credit card agreements, to provide security against the credit facility in the form of cash and cash equivalents. As at July 31, 2009, this security amounted to $74,176 (2008: $78,052).

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations and is committed under agreements to complete certain exploration programs in order to maintain its interests. The Company’s management estimates that the total commitments for fiscal 2010 are $425,000 which includes the acquisition of 10 kilometers of 2D seismic in PEP 50940, deepening a stratigraphic well in PEP 38349 and drilling a cored stratigraphic well on Permit PEP 38348. Prior to March, 2011 the Company expects to drill a well on PEP 38349 for a total cost of approximately $1,750,000 and drill two cored wells in PEP 38348 to maintain the permits in good standing.

Refer to Note 6

NOTE 13 - INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	2009	2008

Net loss for the year	$(4,707,204)	$(1,251,435)
Expected income tax recovery	(1,432,026)	(403,194)
Net adjustment for amortization, deductible and non-deductible amounts	948,740	(475,214)
Change in valuation allowance	483,286	878,318
Total income taxes	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2009	2008
Future income tax assets:
Net resource tax pools in excess of property carrying amounts	$443,933	$597,973
Property and equipment tax pool in excess of carrying value	48,942	51,472
Non-capital loss carry-forwards	1,393,368	1,309,623
Capital loss carry-forwards	11,775	-
Cumulative eligible capital	11,168	12,638
	1,909,186	1,971,706
Valuation allowance	(1,909,186)	(1,971,706)
Net future tax assets	$-	$-

The Company has non-capital losses of approximately CDN$3.7 million (2008 - CDN$4.6 million), which are available to reduce future taxable income in Canada and which expire between 2009 and 2029. Subject to certain restrictions the Company also has resource expenditures of approximately CDN$3.6 million available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

The Company has tax losses available, as at July 31, 2009, of NZ$2,436,697 in New Zealand. These losses are eligible to be carried forward indefinitely.

The realization of the benefit of these tax losses is dependent on the Company generating sufficient taxable income and satisfying shareholder continuity requirements of New Zealand tax law.

NOTE 14 – SUBSEQUENT EVENTS

Business combination:

On September 16, 2009, the Company and TAG Oil Ltd., (“TAG Oil”) agreed to a strategic business combination to be effected by way of plan of arrangement (the “Arrangement”) between the Company and TAG Oil pursuant to which TAG Oil will acquire all of the issued and outstanding common shares of the Company. If the proposed Arrangement is completed, holders of the Company’s Shares will receive 1 common share of TAG Oil in exchange for every 2.8 Company shares.

Share capital:

On October 28, 2009, the Company granted options to certain directors to purchase up to 420,000 common shares of the Company, exercisable for five years at a price of CDN$0.45 per share and vesting over eighteen months.

NOTE 15 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration. It operates in two geographical regions, therefore information on country segments is provided as follows:

2009	Canada	New Zealand	Total Company
Expenses:
General and administrative	$919,108	$63,099	$982,207
Stock option compensation	216,635	-	216,635
Directors and officers Insurance	19,527	-	19,527
Foreign exchange	145,926	(65,966)	79,960
Depreciation	13,502	-	13,502
Realized loss on investment	3,442,251		3,442,251
Write-down of investments	60,473	-	60,473
	(4,817,422)	2,867	(4,814,555)

Other item
Interest income	88,253	9,098	97,351

Net income / (loss) for the year	$(4,729,169)	$11,965	$(4,717,204)

Total assets	$5,260,294	$1,780,780	$7,041,074
Capital expenditures for the year	$40,472	$210,545	$251,017